UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM SD

Specialized Disclosure Report

FLEX LTD.

(Exact Name of Registrant as Specified in Its Charter)

Singapore	0-23354	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Changi South Lane, Singapore	486123
(Address of principal executive offices)	(Zip Code)

Christopher Collier, Chief Financial Officer, (408) 576-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Conflict Minerals Report of Flex Ltd. (“Flex”) is filed as Exhibit 1.01 to this report on Form SD.  Flex’s determination and related disclosures relating to its reasonable country of origin inquiry, as the term is used in Item 1.01 of Form SD, and materials that may come from recycled and scrap sources are included in Flex’s Conflict Minerals Report and incorporated by reference herein. The Conflict Minerals Report is available on the Corporate Governance page of the Investor Relations section of our website at www.flex.com.  The content of any website referenced in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2016 is attached hereto as Exhibit 1.01.

Section 2 — Exhibits

Item 2.01 — Exhibits

Exhibit 1.01 — Conflict Minerals Report of Flex Ltd., as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Flex Ltd.

By:	/s/ Christopher Collier	Date: May 22, 2017
Name:	Christopher Collier
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of Flex Ltd., dated May 22, 2017.